Exhibit 99.1

NOTICE TO READER

Cinram International Income Fund (the "Fund") has restated and re-filed its second quarter interim consolidated financial statements and management’s discussion and analysis for the three and six months ended June 30, 2006 and 2005 ("Interim Filings"). A complete copy of such second quarter management’s discussion and analysis is attached to this notice.

Included in the Fund’s 2006 annual and fourth quarter financial results is a non-cash charge of US$49.0 million relating to the partial release of cumulative translation adjustment and hedge ineffectiveness of U.S. dollar denominated debt. The transactions giving rise to these items occurred during 2006, primarily in the second quarter, as a result of the plan of arrangement involving Cinram International Inc. and the Fund effected on May 5, 2006 and related corporate reorganizations. The adjustments were identified in the fourth quarter of 2006 as part of the year-end close process. Accordingly, the Fund is re-filing its first, second and third quarter 2006 interim consolidated financial statements and management’s discussion and analysis to allocate the non-cash US$49.0 million charge to the appropriate interim periods. This restatement has no impact on the Fund’s cash flow from operations and distributable cash reported in these quarters.

Updated certificates of the Chief Executive Officer and Chief Financial Officer have been re-filed with the restated Interim Filings.

Date:  March 28, 2007.

/s/ David Rubenstein,
David Rubenstein, Chief Executive Officer

Quarterly Report

Second Quarter 2006

(Restated)

MANAGEMENT’S DISCUSSION AND ANALYSIS - Restated as of March 28, 2007.
See “Unrealized Foreign Currency Translation Adjustments” under “Unusual Items”
Three and six months ended June 30, 2006 and 2005
(In U.S. dollars, unless otherwise stated)

Except in respect of the discussion of the restatement which is as of March 28, 2007, this discussion and analysis is dated August 10, 2006.
This interim management's discussion and analysis (MD&A) should be read in conjunction with the MD&A in Cinram International Inc.'s Annual Report for the year ended December 31, 2005 and its quarterly report for the three months ended March 31, 2006.   Where reference is made to "we," "us," or the "Fund," it refers to Cinram International Income Fund and its subsidiaries. External economic and industry factors remain substantially unchanged, unless otherwise stated.

Forward-looking statements
Certain statements contained in this management’s discussion and analysis, and elsewhere in this quarterly report, constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements, by their nature, are not guarantees of future performance and involve risks and uncertainties, which could cause actual results to differ materially from those anticipated in these forward-looking statements. We consider the assumptions on which these forward-looking statements are based to be reasonable, but caution the reader that these assumptions regarding future events, many of which are beyond our control, may ultimately prove to be incorrect. Some of these risks and uncertainties as well as other additional information are outlined in this management’s discussion and analysis. For a complete list of risks and uncertainties, please consult Cinram’s annual information form filed with Canadian securities commissions, available on www.sedar.com.

The Fund disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise. You should read this quarterly report with the understanding that the Fund actual future results may be materially different from what we expect. These cautionary statements expressly qualify all forward-looking statements attributable to the Fund.

Non-GAAP financial measures
EBITA is defined herein as earnings before interest expense, interest income, income taxes, amortization and write off of deferred financing fees, and is a standard measure that is commonly reported and widely used in the Fund’s industry to assist in understanding and comparing operating results. EBITA is not a defined term under generally accepted accounting principles (“GAAP”). Accordingly, this measure should not be considered as a substitute or alternative for net earnings or cash flow, in each case as determined in accordance with GAAP. See reconciliation of EBITA to net earnings under GAAP as found in the table below.

EBIT is defined herein as earnings before interest expense, interest income and income taxes, and is a standard measure that is commonly reported and widely used in the Company’s industry to assist in understanding and comparing operating results. EBIT is not a defined term under GAAP. Accordingly, this measure should not be considered as a substitute or alternative for net earnings or cash flow, in each case as determined in accordance with GAAP. See reconciliation of EBIT to net earnings under GAAP as found in the table below.

We use EBIT and EBITA as benchmarks for measuring operating performance and for our lending securities arrangements.

Reconciliation of EBITA and EBIT to net earnings (loss)
	Three Months Ended June 30		Six Months Ended June 30
(unaudited, in thousands of U.S. dollars)	2006	2005	2006	2005
EBITA excluding unusual items	$54,704	$75,896	$136,377	$154,086
Unusual Items	$47,543	-	$54,835	$3,864
EBITA	$7,161	$75,896	$81,542	$150,222
Amortization of capital assets	$36,959	$38,987	$73,709	$77,124
Amortization of intangible assets	$16,100	$16,052	$32,006	$32,255
Amortization of deferred financing fees	$684	$1,473	$2,191	$2,946
Write off of deferred financing fees	$16,945	-	$16,945	-
EBIT	$(63,527)	$19,384	$(43,309)	$37,897
Interest expense	$11,719	$13,269	$23,456	$26,383
Investment income	$(1,413)	$(169)	$(2,268)	$(459)
Income taxes	$(6,535)	$1,700	$(5,224)	$3,314
Net earnings (loss)	$(67,298)	$4,584	$(59,273)	$8,659

MANAGEMENT’S DISCUSSION AND ANALYSIS - Restated as of March 28, 2007.
See “Unrealized Foreign Currency Translation Adjustments” under “Unusual Items”
Three and six months ended June 30, 2006 and 2005
(In U.S. dollars, unless otherwise stated)

1.	ABOUT OUR BUSINESS

Cinram International Inc., an indirect wholly-owned subsidiary of the Cinram International Income Fund (the “Fund”), is the world's largest provider of pre-recorded multimedia products and related logistics services. With facilities in North America and Europe, Cinram International Inc. manufactures and distributes pre-recorded DVDs, VHS video cassettes, audio CDs, audio cassettes and CD-ROMs for motion picture studios, music labels, publishers and computer software companies around the world. The Fund Units are listed on the Toronto Stock Exchange under the symbol CRW.UN and are included in the S&P/TSX Composite Index.

We operate four primary business segments: Home Video, Audio/ROM, Printing and Distribution. Our Home Video segment consists primarily of the replication of DVDs, including new releases and catalog titles. Our Audio/ROM segment consists primarily of the replication of audio CDs and CD-ROMs. Our Printing segment manufactures printing and packaging components primarily for the home entertainment industry including the artwork that is inserted into DVD and CD packaging, custom box sets and point-of-purchase merchandise displays, through our wholly-owned subsidiary, Ivy Hill Corporation (“Ivy Hill”). Our Distribution segment includes revenue for direct-to-retail distribution, warehousing, and pick, pack and ship and order fulfillment services primarily for our home video customers. Revenue from our remaining operations is included in ‘Other,’ which is principally made up of Giant Merchandising Inc. (“Giant”), our screen-printing entertainment merchandising business.

Our major customers include Warner Home Video, Warner Music Group, New Line Home Entertainment, Twentieth Century Fox Home Entertainment (Fox), Metro-Goldwyn-Mayer Home Entertainment (MGM), Lions Gate Films, Alliance Atlantis and EMI Music Group.

2.	SECOND QUARTER 2006 PERFORMANCE

Revenue in the three months ended June 30, 2006 decreased to $398.9 million from $449.6 million in 2005 due to lower DVD, CD and printing revenue resulting from lower unit sales combined with lower selling prices. Year-to-date, revenue was $846.8 million, compared to $903.4 million. The reasons for the decrease were similar to the factors experienced during the second quarter results.

Key performance metrics
	Three months ended June 30		Six months ended June 30
(in thousands of U.S. dollars, except per share/unit data)	2006	2005	2006	2005
Revenue	$398,946	$449,586	$846,773	$903,404
EBITA excluding unusual items	$54,704	$75,896	$136,377	$154,086
EBITA	$7,161	$75,896	$81,542	$150,222
EBIT	$(63,527)	$19,384	$(43,309)	$37,897
Net earnings (loss)	$(67,298)	$4,584	$(59,273)	$8,659
Basic earnings (loss) per share/unit	$(1.17)	$0.08	$(1.03)	$0.15
Diluted earnings (loss) per share/unit	$(1.17)	$0.08	$(1.03)	$0.15

EBITA for the quarter was down 91% to $7.2 million from $75.9 million for the same quarter in the prior year, and EBITA margins as a percentage of revenue were approximately 2%, down from 17% during the second quarter of 2005. For the year-to-date, EBITA was $81.5 million, compared to $150.2 million for the same period in the prior year.

In the three months ended June 30, 2006, we recorded charges of $64.5 million under unusual items. In connection with the conversion to an income trust on May 5, 2006, the Company repaid all amounts outstanding under its previous credit facility and simultaneously entered into a new, five year credit facility. As a result, the Fund wrote off $16.9 million, representing the unamortized portion

MANAGEMENT’S DISCUSSION AND ANALYSIS - Restated as of March 28, 2007.
See “Unrealized Foreign Currency Translation Adjustments” under “Unusual Items”
Three and six months ended June 30, 2006 and 2005
(In U.S. dollars, unless otherwise stated)

of the deferred financing fees asset relating to the previous credit facility. Also, as a result of the conversion to an income trust, Cinram terminated its previous interest rate hedging arrangements resulting in a gain of $5.0 million.

Other charges include $0.4 million relating to the previously announced closure of a DVD and CD manufacturing facility in Commerce, California, combined with $1.8 million relating to the previously announced closure of CD operations at our facility in Louviers, France and the planned closure of a sales office located in Paris, France as well as $0.3 million in other restructuring costs. We also incurred an additional $1.4 million relating to the income trust conversion completed on May 5, 2006.

Unusual items also included a $48.4 million unrealized foreign currency translation adjustment and an adjustment of $0.3 million related to hedge ineffectiveness on U.S. dollar denominated debt. See the discussion in the section “Unusual Items.”

3.	SEGMENTED RESULTS

3.1 Industry segments revenue
	Three months ended June 30				Six months ended June 30
(in thousands of U.S. dollars)	2006		2005		2006		2005
Home Video	$189,658	48%	$222,600	50%	$418,767	50%	$453,875	50%
Audio/ROM	61,528	15%	66,458	15%	127,881	15%	141,209	16%
Printing	40,162	10%	50,528	11%	82,137	10%	102,380	11%
Distribution	62,116	16%	68,916	15%	139,492	16%	128,770	14%
Other	45,482	11%	41,084	9%	78,496	9%	77,170	9%
Total	$398,946	100%	$449,586	100%	$846,773	100%	$903,404	100%

3.1.1. Home Video
In the second quarter ended June 30, 2006, revenue from the Home Video segment was down 15% to $189.7 million from $222.6 million for the same quarter in 2005, and accounted for 48% of consolidated revenue, down from 50% in 2005. Revenue from the Home Video segment was also down 8% in the first half of 2006, compared to the same period in 2005, resulting from lower unit sales combined with lower selling prices.

DVD revenue for the quarter ended June 30, 2006, decreased 15% to $187.2 million, compared to $219.4 million for the same quarter in 2005 as a result of lower unit shipments for major customers. DVD sales remain our major source of revenue, representing 47% of consolidated revenue for the second quarter, down from 49% last year. In the first half of 2006, DVD revenue was down 7% to $412.7 million, compared with $443.6 million for the same period in 2005. DVD revenue accounted for 49% of consolidated sales in the first half of 2006 consistent with 2005. VHS video cassette revenue was down to $1.4 million from $3.2 million in 2005, as a result of lower unit sales for this format. VHS video cassette revenue was down to $4.9 million in the first half of 2006, compared to $10.3 million in 2005. VHS video cassette sales represented less than 1% of consolidated sales in the second quarter and first half of 2006, slightly lower than the previous year levels. HD DVD revenues were $1.2 million as the Company made its first shipments of HD DVDs during the second quarter of 2006.

3.1.2. Audio/ROM
Revenue from the Audio/ROM segment (audio CDs, CD-ROMs and audio cassettes) was down 8% in the second quarter to $61.5 million from $66.5 million in 2005 due to declining unit shipments for both audio CD and CD-ROM in both North America and Europe. Similarly, revenue from the Audio/ROM segment was down 9% in the first half to $127.9 million from $141.2 million in 2005.

Second quarter audio CD revenue was down 3% to $56.7 million from $58.2 million in 2005, and decreased 5% in the first half relative to 2005. Second quarter CD-ROM revenue decreased 37% to $4.1 million from $6.5 million in the comparable 2005 period, while CD-

MANAGEMENT’S DISCUSSION AND ANALYSIS - Restated as of March 28, 2007.
See “Unrealized Foreign Currency Translation Adjustments” under “Unusual Items”
Three and six months ended June 30, 2006 and 2005
(In U.S. dollars, unless otherwise stated)

ROM revenue was down 36% to $8.9 million in the first half of 2006 from $14.0 million in 2005. Audio cassette revenue declined to $0.7 million in the 2006 second quarter from $1.7 million in 2005 and in the first half of 2006 was $1.3 million from $3.4 million in the previous year.

The Audio/ROM segment represented 15% of consolidated sales in the second quarter of 2006, consistent with 2005, and 15% of consolidated sales in the first half of 2006 compared with 16% in the prior year period.

3.1.3. Printing
Second quarter printing revenue was down 20% to $40.2 million from $50.5 million in 2005, consistent with declining sales in both the Home Video segment and CD segment. In the first half of 2006, printing revenue was down 20% to $82.1 million from $102.4 million, principally as a result of weaker second quarter sales driven primarily due to lower DVD volumes as a result of a lacklustre release schedule, as our printing business derives a significant portion of its business from DVD manufacturing. The Printing segment accounted for 10% of consolidated sales in the second quarter of 2006, down from 11% during the second quarter of 2005. In the first half of 2006, printing revenue accounted for 10% of consolidated sales, compared with 11% in 2005.

3.1.4. Distribution
Distribution revenue was down 10% in the second quarter to $62.1 million from $68.9 million in 2005. In the first half, distribution revenue increased 8% to $139.5 million from $128.8 million in 2005. Distribution accounted for 16% of consolidated revenue in the second quarter up from 15% in 2005. In the first half of 2006, distribution revenue represented 16% of consolidated sales up from 14% in 2005.

3.1.5. Other
Giant Merchandising generated revenue of $38.0 million in the second quarter up 4% from $36.4 million in 2005. In the first half of 2006, revenue from Giant Merchandising was down 3% to $65.3 million from $67.2 million in 2005. Revenue from other non-core activities increased to $7.5 million in the second quarter from $4.7 million in 2005. In the first half of 2006, revenue from non-core activities increased to $13.2 million from $10.0 million in 2005. These activities include authoring and other pre-production services, information technology, the sale of components, stampers and digital linear tapes.

Revenue from the Other segment represented 11% of consolidated second quarter revenue, and 9% from the first half of 2006, compared with 9% for both the second quarter and the first six months of revenue of 2005.

3.2. Geographic segments revenue

3.2.1. North America
North American revenue was down 14% in the second quarter to $293.4 million from $340.6 million in 2005 principally due to lower DVD and CD sales. In the first half, North American revenue was down 10% to $620.5 million from $692.3 million as a result of lower DVD, audio CD and printing revenues.

Second quarter DVD revenue was down 18% to $133.6 million from $163.8 million in 2005 as a result of lower volume and lower selling prices. DVD revenue was $293.7 million in the first half of 2006 compared with $337.6 million in 2005. Second quarter VHS video cassette sales reported $1.4 million consistent with 2005. VHS video cassette revenue was also down in the first half, declining 29% to $4.7 million from $6.6 million in 2005.

Audio CD sales decreased 6% to $38.2 million from $40.7 million in the second quarter of 2005, and 3% in the first half to $82.4 million from $85.1 million in 2005. CD-ROM sales were down 36% to $2.3 million from $3.6 million, and down 32% to $5.0 million from $7.3 million, respectively, for the second quarter and first half of 2006.

MANAGEMENT’S DISCUSSION AND ANALYSIS - Restated as of March 28, 2007.
See “Unrealized Foreign Currency Translation Adjustments” under “Unusual Items”
Three and six months ended June 30, 2006 and 2005
(In U.S. dollars, unless otherwise stated)

Second quarter printing revenue was down 20% to $40.2 million from $50.5 million in 2005, consistent with the declines in the Home Video segment. In the first half of 2006, printing revenue was down 20% to $82.1 million from $102.4 million.

Distribution revenue decreased 3% in the second quarter of 2006 to $39.4 million from $40.7 million in 2005 due to reduced shipments. In the first half, distribution revenue was up 6% to $84.0 million from $79.6 million in the corresponding 2005 period.

Giant Merchandising generated revenue of $38.0 million in the second quarter of 2006 up 4% from $36.4 million in 2005. In the first half of 2006, revenue from Giant Merchandising was down 3% to $65.3 million from $67.2 million in 2005. Revenue from other non-core activities was $1.9 million in the second quarter 2005. In the first half, revenue from non-core activities declined to $0.8 million from $3.5 million in 2005. These activities include authoring and other pre-production services, information technology, the sale of components, stampers and digital linear tapes.

North America accounted for 74% and 73% of second quarter and first half consolidated revenue, respectively, down from 76% and 77% in 2005.

3.2.2 Europe
European revenue decreased 3% in the second quarter of 2006 to $105.5 million from $109.0 million in 2005 as a result of lower DVD, VHS video cassette, CD, CD-ROM and audio cassettes sales. In the first half, European revenue increased 7% to $226.3 million from $211.1 million in 2005.

Second quarter 2006 DVD revenue decreased 4% to $53.6 million from $55.6 million in 2005. In the first half of 2006, DVD revenue increased 12% to $119.0 million from $106.0 million in line with increased production volumes. In contrast, VHS video cassette revenue declined 100% in the second quarter from $1.8 million in 2005, and was down 95% to $0.2 million in the first half of 2006 from $3.7 million in the comparable 2005 period.

Revenue from audio CD sales for the quarter was up 5% to $18.4 million from $17.5 million in the prior year, and was down 9% in the first half to $35.3 million from $38.7 million in 2005. CD-ROM sales were also down in the second quarter and first half of 2006 to $1.9 million from $2.9 million in 2005 and to $3.9 million from $6.6 million in 2005, respectively.

Distribution revenue decreased 20% in the second quarter to $22.7 million from $28.2 million in 2005 as a result of lower units distributed. Accordingly, distribution revenue was up 13% in the first half to $55.5 million from $49.2 million in 2005.

Other revenue from non-core activities increased to $8.9 million in the second quarter and $12.4 million in the first half of 2006, from $2.8 million and $6.5 million, respectively, in 2005.

As a percentage of consolidated sales, European revenue increased to 26% from 24% in the second quarter of 2005 and in the first half of 2006, European revenue represented 27% of consolidated sales, down from 23% in 2005.

4.	GROSS PROFIT

Gross profit for the second quarter and six months ended June 30, 2006 decreased to $57.5 million and $139.3 million from $76.1 million and $152.0 million, respectively, last year. The decrease in gross profit was principally attributable to reduced DVD business combined with lower selling prices and reduced margins from the printing business. As a percentage of consolidated revenue, gross profit decreased to 14% and 16% in the second quarter and first half of 2006 respectively, compared to 17% in both of the corresponding 2005 periods. Amortization expense from capital assets, which is included in our cost of goods sold decreased to $37.0 million and $73.7 million in the three and six

MANAGEMENT’S DISCUSSION AND ANALYSIS - Restated as of March 28, 2007.
See “Unrealized Foreign Currency Translation Adjustments” under “Unusual Items”
Three and six months ended June 30, 2006 and 2005
(In U.S. dollars, unless otherwise stated)

months ended June 30, 2006, down from $39.0 million and $77.1 million, respectively, in the comparable 2005 period.

We record royalty charges for the use of third party replication technologies. We record these amounts as incurred, based on sales of our products. At each balance sheet date, we record our best estimate of the royalties payable based on contractual arrangements and management’s best estimate for non-contractual amounts. The royalty provision is recorded as a cost of goods sold at the time of shipment. During the six month period ended June 30, 2005, we recorded a reduction of $5.7 million in cost of goods sold as the result of the settlement of a patent dispute.

5.	AMORTIZATION OF INTANGIBLE ASSETS AND DEFERRED FINANCING FEES

We recorded amortization of intangible assets of $16.1 million in the second quarter of 2006 consistent with 2005. For the six months ended June 30, 2006, amortization expense was $32.0 million, compared to $32.3 million in the prior year.

As a result of the conversion to an income trust on May 5, 2006, the Company terminated its previous credit facility and entered into a new, five year, senior secured credit facility for $825.0 million, consisting of a $675.0 million term loan and a $150.0 million revolving credit facility. Deferred financing fees of $6.0 million associated with the new credit facility were deferred and are being amortized over the five-year credit facility period. Amortization of deferred financing fees was $0.7 million for the quarter (consisting of $0.5 million up to the May 5 conversion date and $0.2 million from conversion date to June 30, 2006) compared to $1.5 million for the comparable prior year period.

6.	SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

Selling, general and administrative expenses increased to $39.8 million in the second quarter from $39.2 million in the comparable 2005 quarter. During the quarter, we incurred slightly higher advisory costs relating to various projects. As a percentage of sales, selling, general and administrative expenses were 10% in the second quarter ended June 30, 2006, up from 9% during the prior year.

For the first six months of 2006, selling general and administrative expense increased by 2% to $76.7 million from $75.0 million in the comparable prior year period.

7.	UNUSUAL ITEM

7.1 Restructuring and other charges

(a)	Deferred Financing Fees

In connection with the conversion to an income trust on May 5, 2006, Cinram repaid all amounts outstanding under its previous credit facility and simultaneously entered into a new, five year credit facility. As a result, the Fund wrote off $16.9 million, representing the unamortized portion of the deferred financing fees asset relating to the previous credit facility. Also, as a result of the conversion to an income trust, the Fund terminated its previous interest rate hedging arrangements resulting in a gain of $5.0 million.

MANAGEMENT’S DISCUSSION AND ANALYSIS - Restated as of March 28, 2007.
See “Unrealized Foreign Currency Translation Adjustments” under “Unusual Items”
Three and six months ended June 30, 2006 and 2005
(In U.S. dollars, unless otherwise stated)

(b)	Restructuring Charges

In the first quarter of 2006, we finalized an exit plan to shut down a DVD and CD replication facility located in Commerce, California. The facility ceased production in March 2006, the exit plan was finalized, and termination notices were given to approximately 350 employees. As a result, contractual severance and other employee related costs amounting to $3.0 million were recorded as an unusual item. During the 2006 second quarter, additional charges of 0.4 million have been incurred. For the period ended June 30, 2006 $3.7 million was paid and the restructuring is expected to be completed in the third quarter of 2006.

In the first quarter of 2006, we finalized a plan to shut down CD operations at our facility located in Louviers, France. The plan was communicated to the workers council in March 2006 and management continues to negotiate the plan with the workers council. As a result of this restructuring, approximately 120 employees were affected and contractual severance and other employee related costs amounting to $4.7 million were recorded as an unusual item. During the second quarter, additional charges of $1.8 million have been incurred for additional severance charges including $0.6 million relating to the closure of a sales and marketing office located in Paris, France. There were no payments made with respect to these costs for the period ended June 30, 2006 and the restructuring is expected to be completed in the third quarter of 2006.

Also, additional restructuring costs of $0.3 million were recognized for other items.

(c)	Income Trust Transaction Cost

To effect the reorganization into an income trust, additional transaction costs including fees paid to financial, tax and legal advisors of $1.4 million were recognized during the second quarter, as the conversion to an income trust was completed on May 5, 2006. Costs totalling $4.9 million were incurred in 2006, related to the conversion to an income trust.

7.2 Restatement - Unrealized foreign currency translation adjustments

As part of the 2006 year end financial reporting process, the Fund identified adjustments related to the partial release of cumulative translation adjustments and hedge ineffectivess of U.S. dollar denominated debt. These adjustments arose primarily as a result of corporate reorganizations and the conversion to an income trust on May 5, 2006. Certain of these adjustments relate to the first, second and third quarters of 2006.

The effect of these adjustments during the three and six months ended June 30, 2006 is a decrease to net earnings and EBITA of $48.7 million and $44.6 million, respectively. These non-cash adjustments have no impact on cash flows from operations or distributable cash.

MANAGEMENT’S DISCUSSION AND ANALYSIS - Restated as of March 28, 2007.
See “Unrealized Foreign Currency Translation Adjustments” under “Unusual Items”
Three and six months ended June 30, 2006 and 2005
(In U.S. dollars, unless otherwise stated)

The following table highlights the impact of these adjustments in the accompanying interim consolidated financial statements:

(unaudited, in thousands of U.S. dollars)
	Three months ended June 30,2006	Six months ended June 30,2006
Net Earnings, as previously reported	$18,626	$14,691
Release of cumulative translation adjustments	48,334	44,244
Hedge Ineffectiveness of U.S. denominated debt adjustment	338	338
Net Loss, as restated	$67,298	$59,273

These adjustments had the effect of decreasing basic and diluted earnings per share for the three months ended June 30, 2006 by $0.85 and $0.85, respectively. These adjustments had the effect of decreasing basic and diluted earnings per share for the six months ended
June 30, 2006 by $0.78 and $0.78, respectively.

The accompanying unaudited interim consolidated financial statements have been adjusted to reflect the impact of the above noted items, including a restatement of the Fund’s financial results for the three and six months ended June 30, 2006 (Note 2). The information regarding the restatement is unaudited.

8.	INTEREST EXPENSE

Interest expense for the quarter decreased to $11.7 million, compared with $13.3 million in the second quarter of 2005 due to a lower debt balance, partially offset by higher average interest rates on the floating portion of our long-term debt.

During the second quarter, in connection with the conversion to an income trust, the previous credit facility was terminated and a new, five year $825.0 million senior secured credit facility was executed. The credit facility consists of a $675.0 million term loan and a $150.0 million revolving credit facility. The interest rate spread on the new term loan is LIBOR plus 175 basis points, subject to leverage thresholds.

The average interest rate on our long-term debt for the quarter was approximately 6.9% compared with approximately 6.1% in the second quarter of 2005.

9.	INCOME TAXES

Our effective tax rate for the second quarter of 2006 was 8.9% compared with 27.1% in the 2005 second quarter as a result of lower taxes in certain jurisdictions combined with no tax benefits associated with the cumulative translation adjustment charges incurred during the quarter. For the first half of 2006, our effective rate was 8.1%, compared with 27.7% in the prior year period.

MANAGEMENT’S DISCUSSION AND ANALYSIS - Restated as of March 28, 2007.
See “Unrealized Foreign Currency Translation Adjustments” under “Unusual Items”
Three and six months ended June 30, 2006 and 2005
(In U.S. dollars, unless otherwise stated)

10. LIQUIDITY AND CAPITAL RESOURCES

Sources and uses of cash
	Three months ended June 30		Six months ended June 30
(in thousands of U.S. dollars)	2006	2005	2006	2005
Cash flow from operating activities	$47,889	$82,375	$131,686	$83,067
Cash flow from financing activities	$(20,249)	$(78,839)	$(63,753)	$(55,857)
Cash flow from investing activities	$(11,602)	$(10,117)	$(21,003)	$(33,337)

We generated cash flow from operations of $47.9 million in the second quarter, compared with $82.4 million in the corresponding period last year, resulting from lower working capital inflows.

Cash outflows from financing activities were $20.2 million in the second quarter reflecting debt repayments made during the period. This compares with outflows of $78.8 million in 2005 reflecting higher debt repayments made in the prior year period. In the six months ended June 30, 2006, cash outflows were $63.8 million, compared with $55.9 million in the comparable prior year period.

As at June 30, 2006, our net debt position (long-term debt, including the current portion, less cash and cash equivalents) improved to $543.6 million from $646.4 million at December 31, 2005.

We paid $26.2 million for capital assets in the first half of 2006, principally for DVD and distribution services equipment, compared with $48.1 million in the first half of 2005.

At June 30, 2006, our cash balance was $139.1 million and we had total assets of $1,775.4 million compared with $89.9 million and $2,013.9 million respectively, at December 31, 2005. The reduction in total assets was primarily attributable to lower accounts receivable combined with amortization of intangible and capital assets and the write off of deferred financing fees of $16.9 million.

Our contractual obligations are substantially the same as those disclosed in our 2005 annual report.

10.1 Capital stock and dividends
At June 30, 2006, we had 53.4 million units issued and outstanding in addition to 4.7 million Exchangeable Limited Partnership Units issued and outstanding. The Fund also had 0.4 million unit options outstanding at June 30, 2006, all of which were exercisable.

On May 19, 2006, Cinram’s Board of Trustees declared an initial cash distribution of C$0.2177 per unit pro-rated for the period from May 5, 2006 (the effective date of the conversion of Cinram International Inc. into the Fund) to May 31, 2006. This distribution was paid on or about June 15, 2006 to both unit holders and class B Limited Partnership unit holders of record at the close of business on May 31, 2006.

On June 21, 2006, Cinram’s Board of Trustees declared a cash distribution of C$0.25 per unit for the month of June. This distribution was paid on or about July 15, 2006 to both unit holders and class B Limited Partnership unit holders of record at the close of business on June 30, 2006.

11.  EARNINGS (LOSS)

Our net loss for the quarter ended June 30, 2006 was $67.3 million, compared to net earnings of $4.6 million for the same quarter in the prior year. Our year-to-date net loss was $59.3 million, compared to net earnings of $8.7 million for the same period in the prior year. On a per share/unit basis, we reported basic net earnings (loss) of ($1.17) in for the quarter ended June 30, 2006, compared with $0.08 in the prior year. For the year-to-date, on a per share/unit basis, basic net earnings (loss) were ($1.03), compared to $0.15 in the prior year period.

MANAGEMENT’S DISCUSSION AND ANALYSIS - Restated as of March 28, 2007.
See “Unrealized Foreign Currency Translation Adjustments” under “Unusual Items”
Three and six months ended June 30, 2006 and 2005
(In U.S. dollars, unless otherwise stated)

12.	RELATED PARTY TRANSACTIONS

On June 30, 2006, Isidore Philosophe, Cinram’s founder and CEO, resigned from the Fund. Effective July 1, 2006, the Fund entered into a 30 month consulting agreement with Philfam Investments, a Corporation directly owned by Isidore Philosophe. During the term of the agreement, Isidore Philosophe will provide consulting and advisory services to Cinram’s Board of Directors and senior management in connection with its business operations and plans. In consideration of the services rendered, Philfam Investment will receive a consulting fee of $1.2 million per annum, payable in equal quarterly instalments.

13.	SUMMARY OF QUARTERLY RESULTS

Cinram’s annual and quarterly operating results vary significantly from period to period as a result of the level and timing of customer orders, fluctuations in materials and other costs, and the relative mix of value-add products and services. Since most large-scale home video releases are clustered around the holidays (American Thanksgiving and Christmas), and since this period is the busiest shopping season of the year, we typically experience stronger manufacturing volumes and record higher revenue and earnings in the fourth quarter.

The seasonality of our business can also cause our capacity utilization to vary throughout the year. Although we have made significant investments in our DVD capacity over the past three years to accommodate our growing customer requirements and to handle peaks in demand, the shift of a particular release or the timing of the arrival of a master can affect our manufacturing schedule and influence our outsourcing decisions. We generate lower profit margins on units that are offloaded to a third party.

(in thousands of U.S. Dollars)	Revenue			Net Earnings (Loss)
Quarter	2006	2005	2004	2006	2005	2004
First	$447,827	$453,818	$462,237	$8,025	$4,075	$14,972
Second	398,946	449,586	425,411	(67,298)	4,584	8,477
Third		544,651	494,772		35,543	17,822
Fourth		650,025	644,218		38,224	34,553
Year		$2,098,080	$2,026,638		$82,426	$75,824

(in US Dollars)	Basic earnings (loss) per share			Diluted earnings (loss) per share
Quarter	2006	2005	2004	2006	2005	2004
First	$0.14	$0.07	$0.27	$0.14	$0.07	$0.26
Second	(1.17)	0.08	0.15	(1.17)	0.08	0.15
Third		0.62	0.31		0.61	0.31
Fourth		0.67	0.61		0.67	0.60
Year		$1.44	$1.34		$1.43	$1.32

14.	RISKS AND UNCERTAINTIES

The risks and uncertainties we face are substantially the same as those disclosed in our filings with Canadian securities commissions, which are available on www.sedar.com, and are herein incorporated by reference and remain substantially unchanged.

NOTICE TO READER

Cinram International Income Fund (the "Fund") has restated and re-filed its second quarter interim consolidated financial statements and management’s discussion and analysis for the three and six months ended June 30, 2006 and 2005 ("Interim Filings"). A complete copy of such second quarter financial statements is attached to this notice.

Included in the Fund’s 2006 annual and fourth quarter financial results is a non-cash charge of US$49.0 million relating to the partial release of cumulative translation adjustment and hedge ineffectiveness of U.S. dollar denominated debt. The transactions giving rise to these items occurred during 2006, primarily in the second quarter, as a result of the plan of arrangement involving Cinram International Inc. and the Fund effected on May 5, 2006 and related corporate reorganizations. The adjustments were identified in the fourth quarter of 2006 as part of the year-end close process. Accordingly, the Fund is re-filing its first, second and third quarter 2006 interim consolidated financial statements and management’s discussion and analysis to allocate the non-cash US$49.0 million charge to the appropriate interim periods. This restatement has no impact on the Fund’s cash flow from operations and distributable cash reported in these quarters.

Updated certificates of the Chief Executive Officer and Chief Financial Officer have been re-filed with the restated Interim Filings.

Date:  March 28, 2007.

/s/ David Rubenstein,
David Rubenstein, Chief Executive Officer

INTERIM CONSOLIDATED BALANCE SHEETS
(in thousands of U.S. dollars)

	June 30 2006 (unaudited) (Restated - Note2)	December 31 2005

Assets
Current assets:
Cash and cash equivalents	$139,066	$89,921
Accounts receivable	366,973	589,417
Income taxes recoverable	22,963	-
Inventories	41,956	45,482
Prepaid expenses	17,747	20,610
Future income taxes	33,998	33,835
	$622,703	$779,265

Capital assets	561,118	601,481
Goodwill	330,779	330,274
Intangible assets	213,482	241,604
Deferred financing fees (Note 5)	5,808	18,954
Other assets	11,793	13,948
Future income taxes	29,695	28,416
	$1,775,378	$2,013,942

Liabilities and Shareholders’/Unitholders’ Equity
Current liabilities:
Accounts payable	$88,872	$202,550
Accrued liabilities	303,062	351,580
Distributions payable	13,103	-
Income taxes payable	-	15,479
Current portion of long-term debt (Note 3)	14,379	62,136
Current portion of obligations under capital leases	814	727
	$420,230	$632,472

Long-term debt (Note 3)	668,250	674,137
Obligations under capital leases	3,107	3,272
Other long-term liabilities	59,766	55,135
Future income taxes	93,915	103,018

Shareholders’/Unitholders’ equity:
Fund units (Note 4)	$168,357	$-
Exchangeable limited partnership units (Note 4)	14,330	-
Capital stock (Note 4)	-	173,775
Contributed surplus	4,765	4,634
Retained earnings	231,797	317,121
Foreign currency translation adjustment	110,861	50,378
	530,110	545,908
	$1,775,378	$2,013,942

See accompanying notes to unaudited interim consolidated financial statements.

INTERIM CONSOLIDATED STATEMENTS OF EARNINGS
AND RETAINED EARNINGS
(unaudited, in thousands of U.S. dollars, except per share/Unit/Exchangeable LP Unit amounts)

	Three months ended June 30		Six months ended June 30
	2006	2005	2006	2005
	(Restated-Note 2)		(Restated-Note 2)
Revenue	$398,946	$449,586	$846,773	$903,404
Cost of goods sold	341,398	373,444	707,434	751,433
Gross profit	57,548	76,142	139,339	151,971
Selling, general and administrative expenses	39,803	39,233	76,671	75,009
Amortization of intangible assets	16,100	16,052	32,006	32,255
Amortization of deferred financing fees (Note 5)	684	1,473	2,191	2,946
Unusual items (Note 5)	64,488	-	71,780	3,864
Earnings (loss) before the under noted	(63,527)	19,384	(43,309)	37,897
Interest on long-term debt	11,652	13,155	23,272	26,131
Other interest	67	114	184	252
Investment income	(1,413)	(169)	(2,268)	(459)
Earnings (loss) before income taxes	(73,833)	6,284	(64,497)	11,973
Income taxes	(6,535)	1,700	(5,224)	3,314
Net earnings (loss)	(67,298)	4,584	(59,273)	8,659
Retained earnings, beginning of period	323,659	243,056	317,121	240,367
Dividends declared	-	(1,377)	(1,487)	(2,763)
Distributions declared	(24,564)	-	(24,564)	-
Retained earnings, end of period	$231,797	$246,263	$231,797	$246,263
Earnings (loss) per unit or share (Note 7):
Basic	$(1.17)	$0.08	$(1.03)	$0.15
Diluted	$(1.17)	$0.08	$(1.03)	$0.15
Weighted average number of units and Exchangeable LP Units outstanding, (common shares up to May 5, 2006) (in thousands) (Note 7):
Basic	57,657	57,195	57,482	57,027
Diluted	57,657	57,826	57,482	57,621

See accompanying notes to interim unaudited consolidated financial statements.

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited, In thousands of U.S. dollars)

	Three months ended June 30		Six months ended June 30
	2006	2005	2006	2005
	(Restated-Note 2)		(Restated-Note 2)
Cash provided by (used in):
Operating Activities:
Net earnings (loss)	$(67,298)	$4,584	$(59,273)	$8,659
Items not involving cash:
Amortization	53,743	56,512	107,906	112,325
Write off of deferred financing fees	16,945	-	16,945	-
Non-cash stock-based compensation	66	134	131	363
Future income taxes	(12,678)	-	(11,234)	-
Release of cumulative translation adjustments (Note 2)	48,334	-	44,244	-
Hedge ineffectiveness of U.S dollar denominated debt (Note 2)	338	-	338	-
Gain on disposition of capital assets	(422)	(100)	(407)	(72)
Change in non-cash operating working capital (Note 8)	8,861	21,245	33,036	(38,208)
	47,889	82,375	131,686	83,067
Financing Activities:
Increase in long term debt	675,000	-	675,000	39,000
Repayment of long-term debt	(686,750)	(78,211)	(728,643)	(94,924)
Decrease in obligations under capital leases	(193)	(176)	(372)	(426)
Increase in financing fees	(5,993)	-	(5,993)	-
Issuance of common shares/units	8,857	925	8,912	3,256
Dividends paid	-	(1,377)	(1,487)	(2,763)
Distributions paid	(11,170)	-	(11,170)	-
	(20,249)	(78,839)	(63,753)	(55,857)
Investing Activities:
Purchase of capital assets	(13,260)	(14,854)	(26,187)	(48,140)
Proceeds on disposition of capital assets	173	405	201	578
Decrease (increase) in other assets	(1,441)	3,970	2,347	13,458
Decrease in other long-term liabilities	2,926	362	2,636	767
	(11,602)	(10,117)	(21,003)	(33,337)
Foreign exchange loss (gain) on cash held in foreign currencies	1,370	(339)	2,215	(2,002)
Increase (decrease) in cash and cash equivalents	17,408	(6,920)	49,145	(8,129)
Cash and cash equivalents, beginning of period	121,658	40,580	89,921	41,789
Cash and cash equivalents, end of period	$139,066	$33,660	$139,066	$33,660
Supplemental cash flow information:
Interest paid	$12,441	$11,362	$24,529	$25,602
Income taxes paid	$33,582	$5,769	$44,205	$9,066

Cash and cash equivalents are defined as cash and short-term deposits, which have an original maturity of less than 90 days.
See accompanying notes to unaudited interim consolidated financial statements.

NOTES TO THE INTERIM CONSOLIDATED
FINANCIAL STATEMENTS
Three months and six months ended June 30, 2006 and 2005
(unaudited, in thousands of U.S. dollars, except per share/Unit/Exchangeable LP Unit information)

1. BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES:

On April 28, 2006 the shareholders of Cinram International Inc. (the “Company” or “Cinram”) approved a Plan of Arrangement (the” Arrangement”) filed by the Company under Section 192 of the Canada Business Corporations Act, which provided for the capitalization of the Cinram International Income Fund (the "Fund") as a publicly-traded income trust. The Arrangement resulted in the Company’s shareholders transferring their shares to the Fund in consideration for Fund units (“Units”) (or, in the case of electing shareholders, transferring all or a portion of portion of their shares to Cinram International Limited Partnership (the “LP”) in consideration for Class B exchangeable limited partnership units (“Exchangeable LP Units”) of the LP), on the basis of one share for one unit or exchangeable LP unit.

The Fund is an unincorporated, open-ended, limited purpose trust, established under the laws of the Province of Ontario by Declaration of Trust dated March 21, 2006, as amended and restated on May 5th, 2006. The Fund was established to acquire, invest in, hold, transfer, dispose of and otherwise deal with securities and/or assets of the CII Trust, Cinram International General Partner Inc., and other corporations, partnerships, or other persons engaged, directly or indirectly, in the business of the manufacture, packaging, distribution, sale and provision of multimedia products and related logistics services as well as activities related or ancillary thereto, and such other investments as the Trustees may determine, and the borrowing of funds for that purpose. The Fund Units are listed on the Toronto Stock Exchange under the symbol CRW.UN and are included in the S&P/TSX Composite Index.

The Fund is the world's largest provider of pre-recorded multimedia products and related logistics services. With facilities in North America and Europe, the Fund manufactures and distributes pre-recorded DVDs, VHS video cassettes, audio CDs, audio cassettes and CD-ROMs for motion picture studios, music labels, publishers and computer software companies around the world.

These interim unaudited consolidated financial statements include the accounts of Cinram International Income Fund and its subsidiaries.

These interim unaudited consolidated financial statements do not contain all disclosures required by Canadian generally accepted accounting principles (GAAP) for annual financial statements and, accordingly, these interim unaudited consolidated financial statements should be read in conjunction with the most recently prepared annual audited consolidated financial statements of Cinram, including the notes thereto, for the year ended December 31, 2005.

The interim unaudited consolidated financial statements reflect all adjustments, which are necessary, in the opinion of management, to fairly present the financial position of the Fund as of June 30, 2006, and the results of its operations and cash flows for the three and six month periods then ended.

The Fund's business follows a seasonal pattern, whereby pre-recorded multimedia sales are traditionally higher in the third and fourth quarters than in other quarterly periods due to consumer holiday buying patterns. As a result, a disproportionate share of total revenue is typically earned in the third and fourth quarters.

The Fund is considered to be the continuation of Cinram following the continuity of interests method of accounting and as a result, these financial statements and related notes are consistent with the policies and methods of application outlined in the audited consolidated financial statements of

NOTES TO THE INTERIM CONSOLIDATED
FINANCIAL STATEMENTS
Three months and six months ended June 30, 2006 and 2005
(unaudited, in thousands of U.S. dollars, except per share/Unit/Exchangeable LP Unit information)

Cinram for the year ended December 31, 2005. The conversion of Cinram’s shares to Units and Exchangeable LP Units was recorded at the book value of these shares as at May 5, 2006. The consolidated contributed surplus and consolidated retained earnings of the Fund as at May 5, 2006 represent the consolidated contributed surplus and consolidated retained earnings of Cinram as of the close of business on May 4, 2006.

The interim unaudited consolidated financial statements have been prepared in accordance with Canadian GAAP and are based upon accounting principles consistent with those used and described in Note 1 to the December 31, 2005, audited consolidated financial statements of Cinram.

Certain 2005 comparative figures have been reclassified to conform to the financial statement presentation adopted in 2006.

Use of estimates:
The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the period. Significant estimates are used in determining, but not limited to, the valuation of intangible assets and goodwill, provisions for volume rebates, the allowance for doubtful accounts, inventory valuation, income tax valuation allowances, restructuring costs, the useful lives of all depreciable assets and the recoverability of capital assets and long-lived assets.

Royalty charges are incurred as a result of the use of third party replication technologies. The royalty charge is recorded as a cost of goods sold at the time of shipment. The royalty rates are on a per unit basis and based on contractual terms and conditions or management’s best estimates. In situations where formal license agreements are not in place, management’s best estimate of the royalty obligations is used. These estimates are reviewed periodically and, as adjustments become necessary, they are made in the period in which they become known. A significant change in the royalty rates used could have a material impact on the cost of goods sold amount and the provision for royalties. The actual cash settlement amounts and timing are unknown at this time.

2. RESTATEMENT - UNREALIZED FOREIGN CURRENCY TRANSLATION ADJUSTMENTS:

As part of the 2006 year end financial reporting process, the Fund identified adjustments related to the partial release of cumulative translation adjustment and hedge ineffectiveness of U.S. dollar denominated debt. These adjustments arose primarily as a result of corporate reorganizations and the conversion to an income trust on May 5, 2006. Certain of these adjustments relate to the first, second and third quarters of 2006.

The effect of these adjustments to net earnings during the three and six months ended June 30, 2006 is a decrease of $48,672 and $44,582, respectively. These non-cash adjustments have no impact on cash flows from operations and are recorded within unusual items in the statement of earnings.

NOTES TO THE INTERIM CONSOLIDATED
FINANCIAL STATEMENTS
Three months and six months ended June 30, 2006 and 2005
(unaudited, in thousands of U.S. dollars, except per share/Unit/Exchangeable LP Unit information)

The following table highlights the impact of these adjustments in these interim consolidated financial statements:

(unaudited, in thousands of U.S. dollars)
	Three months ended June 30,2006	Six months ended June 30,2006
Net Earnings, as previously reported	$18,626	$14,691
Release of cumulative translation adjustments	48,334	44,244
Hedge ineffectiveness of U.S. Dollar Denominated Debt adjustment	338	338
Net Earnings (loss), as restated	$67,298	$59,273

These adjustments had the effect of decreasing basic and diluted earnings per share for the three months ended June 30, 2006 by $0.85 and $0.85, respectively. These adjustments had the effect of decreasing basic and diluted earnings per share for the six months ended June 30, 2006 by $0.78 and $0.78, respectively.

The adjustments had the following impact on the retained earnings and foreign currency translation adjustment balances as at June 30, 2006:

	June 30, 2006
	As previously reported	Release of cumulative translation adjustment	Hedge ineffectiveness	As restated
Retained earnings	276,379	(44,244)	(338)	231,797
Foreign currency translation adjustment	66,279	44,244	338	110,861

NOTES TO THE INTERIM CONSOLIDATED
FINANCIAL STATEMENTS
Three months and six months ended June 30, 2006 and 2005
(unaudited, in thousands of U.S. dollars, except per share/Unit/Exchangeable LP Unit information)

3. LONG-TERM DEBT:

Amounts outstanding under the credit facilities are shown in the table below:
	June 30, 2006	December 31, 2005
Credit agreement:
Term loan (a)	$675,000	$-
Term loan A (b)	-	112,226
Term loan D (c)	-	612,758
	$675,000	$724,984
Other long-term debt (d)	7,629	11,289
Less current portion	682,629 14,379	736,273 62,136
	$668,250	$674,137

(a)  On May 5, 2006, in connection with the conversion to an income trust, the Fund renegotiated its credit facilities whereby the existing Term Loan A and Term Loan D were terminated and a new five year term senior secured credit facility for $825,000 was executed maturing on May 6, 2011. The new credit facility consists of a $675,000 term loan and a $150,000 revolving credit facility and bears interest at LIBOR plus 175 basis points subject to leverage thresholds. The term loan under the new credit facility requires principal repayments at the rate of 1% per annum. As at June 30, 2006 no amounts have been borrowed from the revolving credit facility.

(b)	Term loan A with an outstanding balance of $112,226 at December 31, 2005 was terminated effective May 5, 2006.

(c)	Term loan D with an outstanding balance of $612,758 at December 31, 2005, was terminated effective May 5, 2006.

(d)
Asset-backed financing: The Fund has entered into asset-backed financing due in July 2007 with blended monthly principal and interest repayments over a three-year period, secured by certain capital assets, bearing interest at 5.49%.

NOTES TO THE INTERIM CONSOLIDATED
FINANCIAL STATEMENTS
Three months and six months ended June 30, 2006 and 2005
(unaudited, in thousands of U.S. dollars, except per share/Unit/Exchangeable LP Unit information)

Future minimum repayments of long-term debt for the fiscal years ending December 31 are as follows:
2006	$7,137
2007	10,617
2008	6,750
2009	6,750
2010	6,750
2011	644,625
$682,629

The terms of the new five year credit agreement require the Company to comply with certain financial and other covenants over the term of the facility, similar to the previous credit facility. As at December 31, 2005, March 31, 2006 and June 30, 2006, the Company was in compliance with all the terms of its credit agreement.

Subsequent to quarter end, the Fund executed interest rate and currency hedges providing protection against both interest rate and currency exchange volatility.

The Fund entered into a 5 year, $400,000 swap agreement fixing the interest rate at 5.55%, and when added to the spread over LIBOR of 175 basis points, the all in rate is 7.3%.

The Fund entered into a currency option on a notional amount of $64,000, selling US$ for CDN$ at predetermined prices for the next 12 months.

4. SHAREHOLDERS’/UNITHOLDERS’ EQUITY:

Fund units and exchangeable shares/units of Cinram are included on the consolidated balance sheet as at June 30, 2006 as follows:

	SHARES			UNITS			EXCHANGEABLE UNITS

	Number		$	Number		$	Number	$
Balance at December 31, 2005	57,303,460	$173,775
Options exercised to May 5, 2006	9,168	$90
Shares converted to units/exchangeable LP units on May 5	(57,312,628)	$(173,865)		52,321,774	$158,728		4,990,854		$15,137

Balance at May 5, 2006	-	$-		52,321,774	$158,728		4,990,854		$15,137
Units/options exercised to June 30, 2006	-	$-		784,934	$8,822		-		-
LP units exchanged for Fund units	-	$-		268,900	$807		(268,900)		$(807)
Balance at June 30, 2006	-	$-		53,375,608	$168,357		4,721,954		$14,330

NOTES TO THE INTERIM CONSOLIDATED
FINANCIAL STATEMENTS
Three months and six months ended June 30, 2006 and 2005
(unaudited, in thousands of U.S. dollars, except per share/Unit/Exchangeable LP Unit information)

Under the Arrangement completed on May 5, 2006, the Fund issued one Unit in exchange for every common share of the Company or one Exchangeable LP Unit for every common share of the Company, up to a maximum of 20% of the total number of common shares outstanding. At May 5, 2006, 57,312,628 common shares were outstanding. On the conversion date, 52,321,774 of the common shares, or 91%, were exchanged for 52,321,774 Units and 4,990,854 common shares, or 9%, were exchanged for 4,990,854 Exchangeable LP Units, which are economically equivalent to the Units.

Unit Option Plan

As a result of the conversion, all stock options issued and outstanding pursuant to the Stock Option Incentive Plan were exchanged for Fund options that are the economic equivalent of the exchanged options, (except that the Fund options can be exercised to purchase Units, as opposed to Shares). No further options or Fund options will be granted. The terms of the Fund options are substantially similar to the terms of the options under the Stock option Incentive Plan.

Long-term Incentive Plan

The officers and key employees of the Fund are eligible to participate in the Fund’s Long-term Incentive Plan (the “LTIP”) as recommended by the Compensation Committee of the Fund and approved by the Trustees of the Fund.

The aggregate number of Units, which may be issued from treasury under the LTIP is limited to 4,000,000, subject to certain adjustments.

The LTIP provides that the aggregate number of Units reserved for issuance from treasury under the LTIP and any other Unit compensation arrangement of the Fund:

(a)	shall not exceed 10% of the aggregate number of Units outstanding on the date of grant; and

(b)	to any participant shall not exceed 5% the aggregate number of Units outstanding on the date of grant.

At June 30, 2006, no Units were issued under the LTIP.

Deferred Unit Plan

The Fund implemented a deferred unit compensation plan (the”Deferred Unit Plan”) for the grant to non-management Trustees of the Fund and non-management directors of Cinram of deferred trust units (“Deferred Units”).

Pursuant to the Deferred Unit Plan, each eligible participant will be entitled to elect in advance to have all or a portion of his or her annual retainer and meeting fees for the ensuing period allocated to the Deferred Unit Plan. Non-management Trustees and non-management directors of Cinram will be required to elect to have one-half of their annual retainer fees allocated to the Deferred Unit Plan; such individuals will also be able to elect to have all or any portion of the remainder of their annual retainer fees allocated to the Deferred Unit Plan. Upon an election, a number of Deferred Units will be allocated to the eligible participant in lieu of cash payment of remuneration based on the market value of the Units at the time of the allocation.

NOTES TO THE INTERIM CONSOLIDATED
FINANCIAL STATEMENTS
Three months and six months ended June 30, 2006 and 2005
(unaudited, in thousands of U.S. dollars, except per share/Unit/Exchangeable LP Unit information)

As at the date of conversion, the aggregate number of Units, which may be issued from treasury under the Deferred Unit Plan is limited to 300,000, subject to certain adjustments.

The Deferred Unit Plan provides that the aggregate number of Units reserved for issuance from treasury under the Deferred Unit Plan and any other Unit compensation arrangement of the Fund:

(a)	shall not exceed 10% of the aggregate number of Units outstanding on the date of grant; and

(b)	to any Eligible Participant shall not exceed 5% of the aggregate number of Units outstanding on the date of grant.

At June 30, 2006, no Deferred Units were issued under the Deferred Unit Plan.

Stock Option Plan:

For the six months ended June 30, 2006, Cinram issued 1,063,002 common shares/units to employees on the exercise of stock options for cash of $8,912. (Three months ended June 30, 2005 - 109,669 common shares/units for cash of $925; whereas the 2006 comparative six months ended June 30, 2005 - 467,339 common shares/units for cash of $3,256).

Stock-based compensation expense for the three and six months ended June 30, 2006, was $66 and $131 respectively (three months ended June 30, 2005 - $134; six months ended June 30, 2005 - $363) relating to the fair value of stock options granted since January 1, 2002. The offset to the stock-based compensation expense has been credited to contributed surplus.

5. UNUSUAL ITEMS

(a)	Deferred Financing Fees

(in thousands)
Balance as at January 1, 2006	$18.9
Amortization to May 5, 2006	(2.0)
Write down of deferred finance fees on May 5, 2006	(16.9)
Finance fees associated with new credit facility	6.0
Amortization	(0.2)
Balance as at June 30, 2006	$5.8

In connection with the conversion to an income trust on May 5, 2006, Cinram repaid all amounts outstanding under its previous credit facility and simultaneously entered into a new, five-year credit facility. As a result, the Company wrote off $16,945, representing the unamortized portion of the deferred financing fees asset relating to the previous credit facility.

In May 2006, the Fund recorded new deferred financing fees of $5,993 relating to the new credit facility. The costs related to the new credit facility are being amortized over a five- year period, and the Fund recorded amortization expense of $185 during the second quarter of 2006.

As a result of the conversion to an income trust, the Fund terminated its previous interest rate hedging arrangements resulting in a gain of $5,020.

NOTES TO THE INTERIM CONSOLIDATED
FINANCIAL STATEMENTS
Three months and six months ended June 30, 2006 and 2005
(unaudited, in thousands of U.S. dollars, except per share/Unit/Exchangeable LP Unit information)

(b)	Restructuring Charges

During the first quarter of 2006, management finalized an exit plan to shut down a combined CD and DVD manufacturing facility located in Commerce, California. The plan was finalized in early March and termination notices were provided on March 27, 2006 to approximately 350 employees. Costs of $2,959 were recorded within unusual items in the Company’s Home Video and Audio CD segments in the three months ended March 31, 2006. Additional charges of $403 were recorded during the second quarter of 2006. For the six months ended June 30, 2006, $3,696 was paid and the restructuring is expected to be completed in the third quarter of 2006.

Also during the first quarter of 2006, management finalized an exit plan to shut down the CD operations at its manufacturing facility located in Louviers, France. The plan was finalized in March 2006 and notice was provided to the workers council during the first quarter affecting approximately 120 employees. As a result, contractual severance, employee related costs and other costs amounting to $4,705 were recorded as an unusual item in the Company's Audio CD segment in the 2006 first quarter.

Additional charges of $1,800 were recorded during the second quarter of 2006 representing further labour charges in Louviers, France combined with costs associated with the planned closure of a sales office located in Paris. There were no payments made with respect to these costs for the period ended June 30, 2006 and the restructuring is expected to be completed in the third quarter of 2006.

Additional restructuring costs of $246 and $506 were recognized during the three and six months ended June 30, 2006, respectively.

(c)	Transaction Costs

To effect the reorganization into an income trust, Cinram incurred $1,442 and $4,900 of transaction costs during the three and six months ended June 30, 2006 respectively.  These costs include fees paid to financial, tax and legal advisors and other costs, which have been recognized as unusual items in the consolidated statement of earnings.

(d)	Unrealized Foreign Currency Translation Adjustments

The Fund recorded a loss for the three and six months ended June 30, 2006 of $48,672 and $44,582, respectively, in unusual items, related to the release of cumulative translation adjustments and hedge ineffectiveness on U.S. dollar denominated debt. See Note 2.

NOTES TO THE INTERIM CONSOLIDATED
FINANCIAL STATEMENTS
Three months and six months ended June 30, 2006 and 2005
(unaudited, in thousands of U.S. dollars, except per share/Unit/Exchangeable LP Unit information)

6. PENSION AND NON-PENSION EMPLOYMENT BENEFIT PLANS:

For the three and six months ended June 30, 2006, the Fund's 401(k) plan expense amounted to $579 and $1,022 respectively (three months ended June 30, 2005 - $1,983, six months ended June 30, 2005 - $4,189). For the three and six months ended June 30, 2006 the pension expense related to the Fund’s defined benefit plans amounted to $961 and $1,856 respectively (three months ended June 30, 2005 - $950; six months ended June 30, 2005 - $1,911).

7.	BASIC AND DILUTED EARNINGS PER SHARE/UNIT/LIMITED PARTNERSHIP UNIT: (COMMON SHARES UP TO MAY 5, 2006)

The reconciliation of the numerator and denominator for the calculation of basic and diluted earnings per share/unit/limited partnership unit is as follows:

	Three months ended June 30		Six months ended June 30
	2006	2005	2006	2005
	(Restated Note 2)		(Restated Note 2)
Earnings (loss) for the period	$(67,298)	$4,584	$(59,273)	$8,659
Basic earnings (loss) per unit/limited partnership unit
Weighted average number of unit/limited partnership unit outstanding (000’s)	57,657	57,195	57,482	57,027
Basic earnings (loss) per unit/limited partnership unit	$(1.17)	$0.08	$(1.03)	$0.15
Diluted earnings (loss) per unit/limited partnership unit
Weighted average number of unit/limited partnership unit outstanding (000’s)	57,657	57,195	57,482	57,027
Dilutive effect of stock options	0	631	0	594
Adjusted weighted average number of unit/limited partnership unit outstanding (000’s)	57,657	57,826	57,482	57,621
Diluted earnings (loss) per unit/limited partnership unit	$(1.17)	$0.08	$(1.03)	$0.15

For the three and six months ended June 30, 2005 all options were included in the computation of diluted earnings (loss) per share units because the exercise price was lower than the average market price of the common shares/units for the period. For the three and six months ended June 30, 2006, all options were excluded because they were anti-dilutive since there was a loss for the period.

NOTES TO THE INTERIM CONSOLIDATED
FINANCIAL STATEMENTS
Three months and six months ended June 30, 2006 and 2005
(unaudited, in thousands of U.S. dollars, except per share/Unit/Exchangeable LP Unit information)

8. INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS:

The change in non-cash operating working capital was comprised of the following:

	Three months ended June 30		Six months ended June 30
	2006	2005	2006	2005
Decrease in accounts receivable	$78,126	$35,408	$233,190	$62,440
Increase in income taxes recoverable	(23,325)	(4,149)	(23,325)	(6,038)
Decrease in income taxes payable	(4,909)	-	(15,683)	-
Decrease (increase) in inventories	1,892	(5,935)	4,366	(2,789)
Decrease (increase) in prepaid expenses	(168)	3,269	3,406	12,794
Decrease in accounts payable and accrued liabilities	(42,755)	(7,348)	(168,918)	(104,615)
	$8,861	$21,245	$33,036	$(38,208)

9. SEGMENTED INFORMATION:

The Fund's reportable business segments are: Home Video replication, Audio/ROM replication, Printing and Distribution services.

The Home Video replication segment primarily manufactures DVDs. The Audio/ROM replication segment manufactures CDs and CD-ROM. The Printing segment provides design, printing and packaging services. The Distribution services segment distributes pre-recorded media products primarily on behalf of its customers. The Other segment includes merchandising sales.

The accounting policies of the segments are the same as those described in the significant accounting policies. The Fund evaluates segment performance based on earnings before interest expense, investment income, unusual items and income taxes.

NOTES TO THE INTERIM CONSOLIDATED
FINANCIAL STATEMENTS
Three months and six months ended June 30, 2006 and 2005
(unaudited, in thousands of U.S. dollars, except per share/Unit/Exchangeable LP Unit information)

	Three months ended June 30, 2006
Industry segments:	Home Video replication/ duplication	Audio/ROM replication/ duplication	Printing	Distribution	Other	Total
Revenue from external customers	$189,658	$61,528	$40,162	$62,116	$45,482	$398,946
Earnings before interest expense, investment income, unusual items and income taxes	14,445	378	(2,982)	(10,825)	(55)	961
Total assets	932,631	295,089	158,016	299,756	89,886	1,775,378
Amortization of capital assets and assets under capital leases	23,561	3,501	2,913	6,890	94	36,959
Amortization of intangible assets	13,753	161	2,186	-	-	16,100
Capital expenditures	4,204	-	3,892	5,164	-	13,260

		Six months ended June 30, 2006
Industry segments:	Home Video replication/ duplication	Audio/ROM replication/ duplication	Printing	Distribution	Other	Total
Revenue from external customers	$418,767	$127,881	$82,137	$139,492	$78,496	$846,773
Earnings before interest expense, investment income, unusual items and income taxes	51,183	1,358	(659)	(21,216)	(2,195)	28,471
Total assets	932,631	295,089	158,016	299,756	89,886	1,775,378
Amortization of capital assets and assets under capital leases	48,089	7,052	5,040	12,899	629	73,709
Amortization of intangible assets	27,408	320	4,278	-	-	32,006
Capital expenditures	9,707	207	4,149	10,289	1,835	26,187

NOTES TO THE INTERIM CONSOLIDATED
FINANCIAL STATEMENTS
Three months and six months ended June 30, 2006 and 2005
(unaudited, in thousands of U.S. dollars, except per share/Unit/Exchangeable LP Unit information)

9. SEGMENTED INFORMATION (CONTINUED):

		Three months ended June 30, 2005
Industry segments:	Home Video replication/ duplication	Audio/ROM replication/ duplication	Printing	Distribution	Other	Total
Revenue from external customers	$222,600	$66,458	$50,528	$68,916	$41,084	$449,586
Earnings before interest expense, investment income, unusual items and income taxes	27,320	1,164	2,420	(10,397)	(1,123)	19,384
Total assets	943,064	281,552	182,896	291,969	174,055	1,873,536
Amortization of capital assets and assets under capital leases	26,407	4,859	2,145	4,997	579	38,987
Amortization of intangible assets	13,780	161	2,111	-	-	16,052
Capital expenditures	6,868	47	683	1,393	5,863	14,854

		Six months ended June 30, 2005
Industry segments:	Home Video replication/ duplication	Audio/ROM replication/ duplication	Printing	Distribution	Other	Total
Revenue from external customers	$453,875	$141,209	$102,380	$128,770	$77,170	$903,404
Earnings before interest expense, investment income, unusual items and income taxes	52,627	6,033	6,792	(20,415)	(3,276)	41,761
Total assets	943,064	281,552	182,896	291,969	174,055	1,873,536
Amortization of capital assets and assets under capital leases	52,007	10,032	4,308	9,658	1,119	77,124
Amortization of intangible assets	27,690	323	4,242	-	-	32,255
Capital expenditures	23,096	398	753	17,950	5,943	48,140

NOTES TO THE INTERIM CONSOLIDATED
FINANCIAL STATEMENTS
Three months and six months ended June 30, 2006 and 2005
(unaudited, in thousands of U.S. dollars, except per share/Unit/Exchangeable LP Unit information)

9. SEGMENTED INFORMATION (CONTINUED):

Revenue from external customers was comprised of the following:

	Three months ended June 30		Six months ended June 30
	2006	2005	2006	2005
DVD	$187,185	$219,415	$412,666	$443,569
HD DVD	1,086	-	1,152	-
VHS	1,387	3,185	4,949	10,306
Audio CD/CD-ROM	60,848	64,736	126,546	137,846
Audio cassette	680	1,722	1,335	3,363
Printing	40,162	50,528	82,137	102,380
Distribution	62,116	68,916	139,492	128,770
Merchandising	38,027	36,428	65,345	67,212
Other	7,455	4,656	13,151	9,958
	$398,946	$449,586	$846,773	$903,404

10. RELATED PARTY TRANSACTIONS

On June 30, 2006, Isidore Philosophe, Cinram’s founder and CEO, resigned from the Fund. Effective July 1, 2006, the Fund entered into a 30 month consulting agreement with Philfam Investments, a Corporation directly owned by Isidore Philosophe. During the term of the agreement, Isidore Philosophe will provide consulting and advisory services to Cinram’s Board of Directors and senior management in connection with its business operations and plans. In consideration of the services rendered, Philfam Investments will receive a consulting fee of $1,200 per annum, payable in equal quarterly instalments.

Cinram International Income Fund
Corporate Head Office
2255 Markham Rd.
Toronto, ON
M1B 2W3
Telephone: (416) 298-8190
Fax: (416) 298-0612
www.cinram.com